June 11, 2018

Justin Dobbie

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The Providence Service Corporation Registration Statement on Form S-1 Filed May 9, 2018 File No. 333-224798

Dear Mr. Dobbie:

This letter sets forth the responses of The Providence Service Corporation (the “Registrant”) to the comments contained in your letter, dated May 30, 2018, relating to the Registration Statement on Form S-1, File No. 333-224798, filed by the Registrant on May 9, 2018 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1.

Cover Page

1.         Please refer to the Calculation of Registration Fee table and footnote 4 to the table. We note your disclosure that "[t]here are also being registered hereby an indeterminate number of shares of our common stock into which the Series A Convertible Preferred Stock being registered hereunder can be converted." Please revise the table to quantify the number of shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock being registered or, alternatively, tell us why you are not required to do so.

Justin Dobbie	2	June 11, 2018

In response to the Staff’s comment, the Registrant has revised the registration fee table to include a good faith estimate of the number of shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

Incorporation of Certain Information by Reference, page 22

2.          Please revise to incorporate by reference your Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 22 to incorporate by reference the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Donald E. Field
Laura Nicholson
U.S. Securities and Exchange Commission
Sophia Tawil
The Providence Service Corporation

Enclosures